EXHIBIT 99.1

PyroGenesis Announces Termination of Automatic Securities Disposition Plan

MONTREAL, Sept. 09, 2022 (GLOBE NEWSWIRE) -- P. Peter Pascali, President and Chief Executive Officer of PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), has terminated, effective today, the automatic securities disposition plan (“ASDP”) under which a proposed disposition of up to 800,000 common shares of PyroGenesis (“Common Shares”), was to be made.

On August 18, 2022, Mr. Pascali filed a notice of intention to distribute securities (Form 45-102F1) under the SEDAR profile of PyroGenesis at www.sedar.com, through which he announced his intention of selling, on the Toronto Stock Exchange (the “TSX”), up to 800,000 of the 4,904,657 Common Shares (the “Proposed Disposition”) owned by Fiducie de Crédit Mellon Trust, a trust of which he is a trustee, executive officer and beneficiary (the “Trust”). On the same date, the Trust and PyroGenesis entered into an ASDP with an independent broker, who was appointed to effect the sales to be made under the Proposed Disposition between August 25, 2022 and September 16, 2022.

On September 8, 2022, Mr. Pascali and PyroGenesis notified the broker of their decision to terminate the ASDP. The decision was taken in order to avoid the possible situation wherein, in accordance with the trading parameters set out in the ASDP, the sale of a large number of Common Shares would be made in a short period of time. The Board of Directors of the Company approved the termination of the ASDP, as it is believed to be in the best interest of the shareholders of PyroGenesis. The termination was made at a moment in time when Mr. Pascali/the Trust represented not being aware of or in possession of any privileged information or material non-public or undisclosed information about PyroGenesis or any securities of PyroGenesis.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasm a technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCES: P. Peter Pascali / PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/